Administrative Office 4333 Edgewood Road NE Cedar Rapids, IA 52499

February 9, 2017

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-186030)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-186034)

Dear Mr. Cowan:

The Post-Effective Amendment No. 5 for the above referenced Form N-4 registration statements were filed with the Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on February 8, 2017. The accession numbers are 0001193125-17-034792 for Separate Account VA B and 0001193125-17-034798 for Separate Account VA BNY.

Enclosed please find a courtesy copy of the Transamerica Principium III prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY).

The purpose of the Amendment is to file for review of the prospectuses and statements of additional information contained in the Registration Statements describing the following changes to their products:

1.	Adding the Retirement Income Choice 1.6 Rider fees to the Rate Sheet Prospectus Supplement
2.	Adding the Retirement Income Max Rider fees to the Rate Sheet Prospectus Supplement
3.	Adding the Transamerica Income Edge Rider fees to the Rate Sheet Prospectus Supplement

A blackline reflecting the changes to the Principium III prospectus is attached for your reference. Except for the changes described above, the disclosure in the Registration Statements are the same as the disclosure in the currently effective Registration Statements previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the changes in the list of items noted above contained in the Registration Statements.

If you have any comments or questions regarding the filing, please call Julie Collett at (720) 482-8828, or Alison Ryan at (213) 742-5216, with any comments or questions.

Sincerely,

Julie Collett

Senior Counsel